# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NuCana plc, CIK 0001709626
CUSIP: 67022C304
Title of class of securities: Ordinary Shares, nominal value 0.0004 Pounds Sterling per share
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT
Date of event which requires filing of this statement: 06/20/2025
Filed by CIK 0001296964
Persons authorized to receive notices and communications: Hugh S. Griffith, c/o NuCana plc, 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT, 44 (0)131 357 1111

## Reporting persons
- Hugh S. Griffith (CIK 0001296964): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 2,829,961,890; shared voting power 0; sole dispositive power 2,829,961,890; shared dispositive power 0; aggregate amount beneficially owned 2,829,961,890 (12% of the class)
  Comment: (1) As detailed in Rows 7, 9, and 11, Hugh S. Griffith (the "Reporting Person") beneficially owns 2,829,961,890 ordinary shares of NuCana plc (the "Issuer") directly and individually, which consists of (a) 1,000,000 ordinary shares, (b) 265,026 ordinary shares in the form of American Depositary Shares, and (c) options to purchase 2,828,696,864 ordinary shares that are exercisable within 60 days of March 18, 2026.
  
  (2) As detailed in Row 13, percentage ownership is based on 20,809,854,947 ordinary shares of the Issuer outstanding as of March 18, 2026.
  
  (3) This Schedule 13D is being filed after the deadline prescribed by Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G. The "Date of Event Which Requires Filing of this Statement" was June 20, 2025, which made this Schedule 13D due five business days thereafter. The failure to timely file was the result of inadvertent administrative oversight in connection with the Reporting Person's executive responsibilities and related administrative constraints, including the Reporting Person undergoing extensive surgery and treatment for serious illness. The Reporting Person did not seek to gain, and does not believe the Reporting Person obtained, any advantage from filing this Schedule 13D after the deadline.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value 0.0004 Pounds Sterling per share
Name of issuer: NuCana plc
Address of issuer's principal executive offices: 3 Lochside Way, Edinburgh, United Kingdom (X0), EH12 9DT

## Item 2. Identity and Background
Name of person filing: Hugh S. Griffith
Residence or business address: c/o NuCana plc, 3 Lochside Way, Edinburgh, United Kingdom EH12 9DT
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of NuCana plc, 3 Lochside Way, Edinburgh, United Kingdom EH12 9DT.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person beneficially owns 2,829,961,890 ordinary shares of the Issuer, which consists of (a) 1,000,000 ordinary shares, (b) 265,026 ordinary shares in the form of American Depositary Shares ("ADSs"), and (c) options to purchase 2,828,696,864 ordinary shares that are exercisable within 60 days of March 18, 2026.

The Reporting Person acquired the 1,000,000 ordinary shares in 2008 as the co-founder and Chief Executive Officer of the Issuer using personal funds (40,000 Pounds Sterling) prior to the initial public offering of the Issuer. The Reporting Person acquired the 265,026 ordinary shares in the form of ADSs in the open market in 2021 and 2022 using personal funds (67,026.61 Pounds Sterling) after exercising vested stock options that were granted in connection with the Reporting Person's service as the Chief Executive Officer of the Issuer.

In addition, the Reporting Person holds vested stock options to purchase ordinary shares, which were granted pursuant to the NuCana plc 2020 Long Term Incentive Plan, as amended (the "2020 Plan"), and the NuCana BioMed Limited 2016 Share Option Scheme (Including Enterprise Management Incentives & Incentive Stock Options), as amended (the "2016 Share Option Scheme"), in connection with the Reporting Person's service as Chief Executive Officer of the Issuer. The options were granted as part of the Reporting Person's compensation and did not require the payment of additional consideration at the time of grant.

No borrowed funds were used to acquire any of the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired securities of the Issuer for investment purposes based on his belief that the Issuer's securities represented an attractive investment opportunity and in the ordinary course of his business of investing in securities for his own accounts. The Reporting Person has served as the Chief Executive Officer and as a director on the Issuer's Board of Directors since operations began in March 2008. In such capacity, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used in this Schedule 13D are based upon 20,809,854,947 ordinary shares of the Issuer outstanding as of March 18, 2026.

2,829,961,890 ordinary shares representing 12.0% of the outstanding ordinary shares of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D.
Transactions in the class effected during the past sixty days: In light of the delinquent filing noted in footnote (3) to row (13) of the cover page of this Schedule 13D, the Reporting Person hereby provides the following disclosure, which describe all transactions since the Reporting Person's crossing of the five percent (5%) beneficial ownership threshold and any subsequent one-percent (1%) increases or decreases that required Schedule 13D amendments: (A) On June 20, 2025, the Reporting Person was granted an option to purchase 62,499,995 ordinary shares under the 2016 Share Option Scheme at an exercise price of 0.0040 Pounds Sterling per share, which option vested on the date of grant. As of the date hereof, all shares subject to this option have vested and are exercisable; (B) On June 20, 2025, the Reporting Person was granted an option to purchase 1,221,867,885 ordinary shares under the 2020 Plan at an exercise price of 0.0004 Pounds Sterling per share, which option vested on the date of grant. As of the date hereof, all shares subject to this option have vested and are exercisable; and (C) On January 14, 2026, the Reporting Person was granted an option to purchase 1,544,328,984 ordinary shares under the 2020 Plan at an exercise price of 0.0004 Pounds Sterling per share, which option vested on the date of grant. As of the date hereof, all shares subject to this option have vested and are exercisable.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Person is party to the Issuer's standard form of stock option agreements governing each stock option grant described in Item 5(c) above.

Except as described in this Item 6 or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: N/A.

## Signatures
- Hugh S. Griffith: /s/ Hugh S. Griffith, Hugh S. Griffith (03/18/2026)